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              February 9, 2021

       Kenneth Booth
       Chief Financial Officer
       Credit Acceptance Corp
       25505 W. Twelve Mile Road
       Southfield, Michigan 48034

                                                        Re: Credit Acceptance
Corp
                                                            Form 8-K filed
October 29, 2020
                                                            File No. 000-20202

       Dear Mr. Booth:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Finance